

April 13, 2012

<u>Via E-mail</u>
Ms. Frances R. Spark
Chief Financial Officer and Treasurer
CYS Investments, Inc.
890 Winter Street, Suite 200
Waltham, MA 02451

> **Re: CYS Investments, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 13, 2012**
> **File No. 1-33740**

Dear Ms. Spark:

We have read your supplemental response letter dated April 5, 2012, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition…, page 31</u>

<u>Liquidity and Capital Resources, page 45</u>

1.   We note your response to comment 1 from our letter dated March 22, 2011. Please confirm that you will disclose in future periodic filings, to the extent material, any identified negative trends in your liquidity and the amounts of margin calls received from your repurchase agreement counterparties during the periods presented to the extent such trends materially influence margin calls or the amount of margin calls is indicative of such trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Kevin E. Grant